Exhibit 99.1
Mindray Medical International Announces Third Quarter 2007 Results
Company Achieves Record Revenue Growth of 58.9% Year-over-Year
SHENZHEN, China, November 2, 2007 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices in China with a rapidly growing international presence, today announced its selected unaudited financial results for the third quarter ended September 30, 2007.
Highlights for Third Quarter 2007
■	Third quarter 2007 net revenues were RMB573.2 million (US$76.5 million), a 58.9% increase over the third quarter 2006.
—	Net revenues generated in international markets in the third quarter 2007 increased by 52.0% to RMB286.1 million (US$38.2 million) from RMB188.2 million in the third quarter 2006.

—	Net revenues generated in China in the third quarter of 2007 increased by 66.3% to RMB287.1 million (US$38.3 million) from RMB172.7 million in the third quarter 2006.
■	Third quarter 2007 non-GAAP net income, as defined below, increased 71.5% year-over-year to RMB172.1 million (US$23.0 million) from RMB100.4 million in the third quarter 2006. Third quarter 2007 GAAP net income was RMB154.8 million (US$20.7 million) compared to RMB91.0 million in the third quarter 2006, representing an increase of 70.0% year-over-year.

■	Third quarter 2007 non-GAAP diluted earnings per share, as defined below, was RMB1.52 (US$0.20). Third quarter 2007 GAAP diluted earnings per share was RMB1.37 (US$0.18).
“We are pleased to report another quarter of record growth and solid execution,” said Mr. Xu Hang, Mindray’s chairman and co-chief executive officer. “We continue to see solid sales growth across all three of our product segments. With increasing worldwide recognition of the exceptional price to performance ratio of Mindray products and our long-term commitment to R&D and new product development, we continue to set the foundation for growth across our sales geographies.”
“In our domestic market, we continue to benefit from rising private healthcare spending, as well as a steady increase in government tenders. These trends reflect the strong growth of China’s economy and the government’s commitment to investing in rural healthcare infrastructure,” added Mr. Li Xiting, Mindray’s president and co-chief executive officer. “Internationally, product sales saw healthy growth across all of our geographies, most notably in our European and South American markets. During the quarter we remained focused on building out an extensive international distribution network and further expanded our presence abroad, opening offices in Canada, Brazil, Mexico and the Netherlands.”
The company now has 29 sales and service offices in China and 10 internationally.
Financial Results for Third Quarter 2007
Mindray reported net revenues of RMB573.2 million (US$76.5 million) for the third quarter 2007, representing a 58.9% increase from RMB360.9 million in the third quarter 2006.
Net revenues generated in international markets in the third quarter 2007 increased by 52.0% to RMB286.1 million (US$38.2 million) from RMB188.2 million in the third quarter 2006.
Net revenues generated in China in the third quarter 2007 increased by 66.3% to RMB287.1 million (US$38.3 million) from RMB172.7 million in the third quarter 2006.

Performance by Segment
Patient Monitoring Devices: Patient monitoring device segment revenues increased 48.5% to RMB207.1 million (US$27.6 million) from RMB139.5 million in the third quarter 2006. The patient monitoring device segment contributed 36.6% of total net segment revenues in the third quarter 2007.
Growth in the patient monitoring segment was led by increased brand recognition in international markets as well as a healthier domestic environment compared to the third quarter 2006. The company’s high-end BeneView series also experienced strong performance both domestically and internationally.
Diagnostic Laboratory Instruments: Diagnostic laboratory instrument segment revenues increased 64.5% to RMB186.3 million (US$24.9 million) from RMB113.3 million in the third quarter 2006. The diagnostic laboratory instrument segment contributed 33.0% of total net segment revenues in the third quarter 2007.
The diagnostic laboratory instrument segment enjoyed exceptional growth during the third quarter. Domestically, revenues were boosted by increased government spending on rural healthcare development. Expanding international market penetration and demand for new products such as the BS-400 and BC-5500 increased segment growth during the third quarter 2007.
Ultrasound Imaging Systems: Ultrasound imaging system segment revenues increased 66.2% to RMB162.2 million (US$21.7 million) from RMB97.6 million in the third quarter 2006. The ultrasound imaging system segment contributed 28.7% as a percentage of total net segment revenues in the third quarter 2007.
Government tender activity made a significant contribution to ultrasound growth during the third quarter 2007 compared to the same period a year ago. Demand for color ultrasound machines remained strong both domestically and internationally.
The company also plans to launch several products in the fourth quarter of 2007, including the M5, a portable color ultrasound machine, the BS-100, a biochemistry analyzer targeted for rural healthcare clinics in China, the DC-3, a color ultrasound machine, an EX55 and EX65, which are both compact anesthesia machines available domestically upon release and internationally in March 2008 and the BC-5300, a five-part differential hematology analyzer. All of these products will contribute to 2008 sales.
Gross Margins
Third quarter 2007 gross profit was RMB315.9 million (US$42.2 million), a 57.1% increase from RMB201.1 million in the third quarter 2006. The consolidated gross margin for the third quarter 2007 was 55.1% compared to 56.0% in the second quarter 2007. Non-GAAP gross margin, as defined below, was 56.0% in the third quarter 2007 compared to 57.0% in the second quarter 2007, and 56.7% in the first nine months of 2007.
Operating Expenses
Selling expenses for the third quarter 2007 were RMB83.4 million (US$11.1 million), representing 14.5% of total net revenues, compared to 13.7% in the third quarter 2006 and 14.4% in the second quarter 2007. Selling expenses slightly increased as the company opened new offices abroad increasing sales, marketing, and distribution headcount.
General and administrative expenses for the third quarter 2007 were RMB21.2 million (US$2.8 million), representing 3.7% of total revenues, compared to 5.1% in the third quarter 2006 and 3.7% in the second quarter 2007.

Research and development expenses for the third quarter 2007 were RMB56.7 million (US$7.6 million), compared to RMB36.5 million in the third quarter 2006. Research and development expenses were 9.9% of total net revenues, compared to 10.1% in the third quarter 2006 and 8.8% in the second quarter 2007.
Total share-based compensation expenses, which were allocated to cost of goods sold and related operating expenses, were RMB13.3 million (US$1.8 million) in the third quarter 2007, compared to RMB9.3 million (US$1.2 million) in the third quarter 2006 and RMB14.3 million (US$1.9 million) in the second quarter 2007.
Non-GAAP operating profit, as defined below, in the third quarter 2007 was RMB172.6 million (US$23.0 million), representing a 62.4% increase from RMB106.3 million in the third quarter 2006. GAAP operating profit in the third quarter 2007 was RMB154.6 million (US$20.6 million), representing a 59.5% increase from RMB96.9 million in the third quarter 2006. Non-GAAP operating margins were 30.1% in the third quarter 2007, compared to 29.4% in the third quarter 2006 and 32.5% in the second quarter 2007. GAAP operating margins were 27.0% in the third quarter 2007 compared to 26.9% in the third quarter 2006 and 29.1% in the second quarter 2007.
The company noted the increase in non-operating income during the third quarter 2007 was largely due to unrealized marked-to-market gains from foreign exchange appreciation.
Net Income
Third quarter 2007 non-GAAP net income increased 71.5% year-over-year to RMB172.1 million (US$23.0 million) from RMB100.4 million in the third quarter 2006. Third quarter 2007 GAAP net income was RMB154.8 million (US$20.7 million) compared with RMB91.0 million in the third quarter 2006. Non-GAAP net margins were 30.0% in the third quarter 2007, from 27.8% in the third quarter 2006 and 31.1% in the second quarter 2007. GAAP net margins were 27.0% in the third quarter 2007 compared to 25.2% in the third quarter 2006 and 27.9% in the second quarter 2007. Third quarter 2007 income tax expense was RMB25.1 million (US$3.4 million), representing an effective tax rate of 14.0% compared to 6.6% effective tax rate in the third quarter 2006, or an increase of 289.2% from the third quarter 2006. GAAP net income for the first nine months of 2007 was RMB433.7 million (US$57.9 million) compared to RMB255.8 million in same period of 2006, a year-over-year increase of 69.5%.
Third quarter 2007 basic and diluted non-GAAP earnings per share were RMB1.61 (US$0.22) and RMB1.52 (US$0.20), respectively. Third quarter 2007 GAAP basic and diluted earnings per share for the quarter were RMB1.45 (US$0.19) and RMB1.37 (US$0.18), respectively. Shares used in the computation of diluted earnings per share increased from 96.9 million in the third quarter 2006 to 113.0 million in the third quarter 2007 due to issuances of new shares and grants of share options in the past twelve months.
On March 16, 2007, the 10th People’s Congress of China passed the China Unified Corporate Income Tax Law (the “New Law”), which will become effective on January 1, 2008. The New Law establishes a single unified 25% income tax rate for most companies with some preferential income tax rates to be applicable to qualified hi-tech enterprises. The related detailed implementation rules and regulations (the “IRRs”) on the definition of various terms and the interpretation and application of the provisions of the New Law are expected to be promulgated by the State Council within 2007. The company currently believes that the new laws do not impact its qualification as a hi-tech enterprise, and as such, believe the current tax rate of 15% will continue to apply. In the event the promulgation of the new IRRs results in a change such that the company will no longer qualify as a hi-tech enterprise, it will be required to adjust certain long term deferred tax liabilities which will result in a loss in the period the change takes effect. If the company were to have applied a 25% tax rate in the third quarter 2007 an additional provision for income taxes of approximately RMB13.1 million (or RMB0.12 per diluted share) would have been recorded, based on the balance of the deferred tax liabilities as of March 31, 2007.

Other Select Data
Average account receivable days outstanding was 22 days in the third quarter 2007 compared to 20 days in the third quarter 2006. Inventory turnover was 64 days in the third quarter 2007 compared to 70 days in the third quarter 2006. Average account payable days outstanding was 57 days in the third quarter 2007 compared to 59 days in the third quarter 2006.
As of September 30, 2007, the company had RMB1,737 million (US$231.8 million) in cash and cash equivalents and short-term investments. Net cash generated from operating activities and capital expenditures in the first nine months of 2007 were RMB417.6 million (US$55.7 million) and RMB165.3 million (US$22.1 million), respectively.
As of September 30, 2007 the company had 3,541 employees compared to 3,260 employees on June 30, 2007.
Business Outlook for Full Year 2007
The company maintains its full-year 2007 net revenue guidance range of RMB2,155 million to RMB2,185 million, representing annual growth of 42% to 44% over full fiscal year 2006.
The company also maintains its full-year 2007 non-GAAP net income guidance range of RMB600 million to RMB630 million, representing annual growth of 44% to 51% over full fiscal year 2006.
Non-GAAP net income per share is expected to be in the range of RMB5.31 to RMB5.58 on a fully diluted basis, assuming an estimated diluted share count of 113 million.
The company estimates its total share-based compensation expenses in 2007 will be approximately RMB60 million to RMB64 million based on the employee share options that have been granted as of November 1, 2007. This estimate is subject to the finalization of the option pricing model used to estimate the fair value of the options recently granted. Total expense and/or amortization of intangible assets related to the April 2006 acquisition of minority interest will be approximately RMB18.8 million in 2007.
The company expects its updated capital expenditure for 2007 to be in the range of RMB350 million to RMB400 million from the previous range of RMB400 million to RMB480 million.
The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
Other Developments
Mr. Xu Hang, Mindray’s chairman and co-chief executive officer and Mr. Li Xiting, Mindray’s president and co-chief executive officer, have both recently entered into “10b5-1” selling plans to sell a portion of their shares according to price and volume conditions.
Conference Call Information
Mindray’s management will hold its third quarter 2007 earnings conference call after the U.S. market closes on November 1, 2007 at 8:00 PM U.S. Eastern Time (8:00 AM on November 2, 2007 Beijing/Hong Kong Time).
Dial-in details for the earnings conference call are as follows:

Hong Kong: +852-3002-1672
U.S. Toll Free: +1-800-299-7089
International: +1-617-801-9714
Passcode for all regions: Mindray
A replay of the conference call may be accessed by phone at the following numbers until November 12, 2007.
U.S. Toll Free: +1-888-286-8010
International: +1-617-801-6888
Passcode: 18596098
A live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at www.mindray.com.
About Mindray
Mindray Medical International Limited is a leading developer, manufacturer and marketer of medical devices in China with a significant and growing presence worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring devices, diagnostic laboratory instruments, and ultrasound imaging systems. Mindray is headquartered in Shenzhen, China, and has 29 local sales and service offices in China, as well as sales and service offices in Amsterdam, Boston, Istanbul, London, Mexico City, Mumbai, Sao Paulo, Seattle, Toronto and Vancouver. For more information, please visit www.mindray.com.
Use of Non-GAAP Financial Measures
The company has reported for the third quarter 2007 and provided estimates for full year 2007 net income, operating income, or earning per share on a non-GAAP basis. Each of the terms as used by the company is defined as follows:
■	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets.

■	Non-GAAP operating profit represents operating profit reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, in-progress research and development (IPR&D).

■	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, IPR&D, all net of related tax impact.

■	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the deemed dividends for the basic calculation.
In addition to Mindray’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP gross margin, non-GAAP operating profit, non-GAAP net income and non-GAAP earnings per share on a basic and fully diluted basis. The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Mindray’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Mindray’s underlying business performance and operating trends and the company expects to report operating profit and net income on a non-GAAP basis using a consistent method on a quarterly basis going forward.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods ended September 30, 2006 and 2007, respectively, in the attached financial statements.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the company’s anticipated operating results for 2007, increased medical device spending in China, customer acceptance of company products, continued benefits of R&D spending levels, increased headcounts, growth in the company’s business segments and geographies, business execution, growth in medical spending and the factors driving that growth, and international expansion. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward- looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission.. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, filed on June 26, 2007. Our results of operations for the third quarter of 2007 and for fiscal year 2007 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended September 30, 2007 were made at the noon buying rate in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of September 28, 2007, which was RMB7.4928 to US$1.00. Mindray makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case maybe, at any particular rate or at all.
All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.
The accounting policies underlying the financial information for the segmental reporting are based primarily on statutory accounting requirements in the PRC.

For investor and media inquiries please contact:
In China:
Investor Relations
Mindray Medical International Limited
Tel: +86-755-2658-2518
E-mail: IR@Mindray.com
Justin Knapp
Ogilvy Public Relations Worldwide, Beijing
Tel: +86-10-8520-6556
Email: Justin.Knapp@Ogilvy.com
In the United States:
Jeremy Bridgman
Ogilvy Public Relations Worldwide, New York
Tel: +1-212-880-5363

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December 31,
	2006	As at September 30, 2007
	RMB	RMB	US$
	(derived from
	audited
	financials)	(unaudited)	(unaudited)
	(In thousands)	(In thousands)
ASSETS

Current assets:
Cash and cash equivalents	1,709,596	1,318,102	175,916
Restricted cash	—	—	—
Short-term investments	13,312	418,498	55,853
Accounts receivable, net	104,679	145,396	19,405
Inventories, net	122,071	199,129	26,576
Value added tax receivables	—	—	—
Other receivables	11,774	28,313	3,779
Prepayments and other	19,263	15,924	2,125
Deferred tax assets - current portion	2,747	2,410	322

Total current assets	1,983,442	2,127,772	283,976

Loans to employees	4,851	4,895	653
Long-term investments	105,573	250,000	33,365
Other assets	2,124	36,781	4,909
Property, plant and equipment, net	186,980	315,467	42,103
Land use right	2,505	2,405	321
Intangible assets	149,479	135,357	18,065
Goodwill	122,169	122,169	16,305

Total assets	2,557,123	2,994,846	399,697

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	50,625	58,409	7,795
Accounts payable	79,352	98,578	13,156
Customers’ deposits	47,007	37,996	5,071
Salaries payables	55,676	59,323	7,917
Other payables	100,082	105,469	14,076
Income taxes payable	11,703	44,433	5,930
Other taxes payable	7,937	8,729	1,165

Total current liabilities	352,382	412,937	55,111

Commitment and contingencies
Minority interests	11	10	1
Deferred tax liabilities, net	21,815	19,583	2,614

	21,826	19,593	2,615

Mezzanine equity:
Convertible redeemable preferred shares	—	—
Shareholders’ equity:
Ordinary shares	110	111	15
Additional paid-in capital	1,934,937	2,037,217	271,890
Retained earnings	266,833	578,718	77,237
Accumulated other comprehensive loss	(18,965)	(53,730)	(7,171)

Total shareholders’ equity	2,182,915	2,562,316	341,970

Total liabilities and shareholders’ equity	2,557,123	2,994,846	399,697

(1)	all translations from Renminbi to US dollars as of and for the quarter and nine months ended September 30, 2007 were made at the noon buying rate of the Federal Reserve Bank of New York as of September 28, 2007, which was RMB 7.4928 to US$1.00

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30			Nine months ended September 30
	2006	2007	2007	2006	2007	2007
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
-PRC	172,683	287,144	38,323	553,618	774,621	103,382
- International	188,176	286,092	38,182	484,006	782,511	104,435
Net revenues	360,859	573,236	76,505	1,037,625	1,557,132	207,817
Cost of revenues (note 2)	(159,758)	(257,369)	(34,349)	(467,088)	(689,481)	(92,019)

Gross profit	201,101	315,867	42,156	570,537	867,651	115,798

Selling expenses (note 2)	(49,467)	(83,366)	(11,126)	(149,442)	(212,430)	(28,351)
General and administrative expenses (note 2)	(18,237)	(21,195)	(2,829)	(43,102)	(65,191)	(8,700)
Research and development expenses (note 2)	(36,497)	(56,706)	(7,568)	(103,175)	(147,211)	(19,647)
Other general expenses	23	(18)	(2)	23	(197)	(26)

Operating income	96,923	154,582	20,631	274,841	442,622	59,073

Other income, net	(1,707)	8,604	1,148	(1,467)	11,680	1,559
Interest income	2,336	16,755	2,236	8,878	53,711	7,168
Interest expense	(48)	(37)	(5)	(327)	(63)	(8)

Income before income taxes and minority interests	97,504	179,904	24,010	281,925	507,950	67,792

Provision for income taxes	(6,458)	(25,137)	(3,355)	(19,649)	(74,294)	(9,915)
Minority interests	—	0	0	(6,456)	0	0

Net Income	91,046	154,767	20,655	255,820	433,656	57,876

Basic earnings per share	1.07	1.45	0.19	3.17	4.08	0.55

Diluted earnings per share	0.94	1.37	0.18	2.80	3.85	0.51

Shares used in the computation of:
Basic earnings per share	85,276,860	106,586,981	106,586,981	80,777,302	106,171,253	106,171,253

Diluted earnings per share	96,913,296	113,036,660	113,036,660	91,314,023	112,620,932	112,620,932

(2) Share-based compensation charges incurred during the period related to:

Cost of revenues	190	411	55	426	1,187	158
Selling expenses	2,218	4,733	632	5,555	15,049	2,008
General and administrative expenses	4,266	4,154	554	8,749	12,685	1,693
Research and development expenses	2,653	4,040	539	4,783	12,025	1,605

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

	Three months ended September 30,			Nine months ended September 30,
	2006	2007	2007	2006	2007	2007
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)
Non-GAAP net income (note 3)	100,373	172,106	22,970	275,332	486,607	64,943
Non-GAAP net margin	27.8%	30.0%	30.0%	26.5%	31.3%	31.3%
Expense/Amortization of acquired intangible assets	—	(4,707)	(628)	—	(14,122)	(1,885)
Deferred tax impact related to acquired intangible assets	—	706	94	—	2,118	283
Share-based compensation	(9,327)	(13,338)	(1,780)	(19,513)	(40,946)	(5,465)

GAAP net income	91,046	154,767	20,655	255,819	433,657	57,876
GAAP net margin	25.2%	27.0%	27.0%	24.7%	27.8%	27.8%

Non-GAAP income per share - basic	1.18	1.61	0.22	3.41	4.58	0.61
Non-GAAP income per share - diluted	1.04	1.52	0.20	3.02	4.32	0.58

GAAP income per share — basic	1.07	1.45	0.19	3.17	4.08	0.55
GAAP income per share — diluted	0.94	1.37	0.18	2.80	3.85	0.51

Shares used in computation of:
Basic earnings per share	85,276,860	106,586,981	106,586,981	80,777,302	106,171,253	106,171,253

Diluted earnings per share	96,913,296	113,036,660	113,036,660	91,314,023	112,620,932	112,620,932

Non-GAAP operating income	106,250	172,627	23,039	294,353	497,690	66,422
Non-GAAP operating margin	29.4%	30.1%	30.1%	28.4$	32.0%	32.0%
Expense/Amortization of acquired intangible assets	—	(4,707)	(628)	—	(14,122)	(1,885)
Share-based compensation	(9,327)	(13,338)	(1,780)	(19,513)	(40,946)	(5,465)

GAAP operating income	96,923	154,582	20,631	274,840	442,622	59,073
GAAP operating margin	26.9%	27.0%	27.0%	26.5%	28.4%	28.4%

Non-GAAP gross profit	201,291	320,985	42,839	570,962	882,960	117,841
Non-GAAP gross margin	55.8%	56.0%	56.0%	55.0%	56.7%	56.7%
Expense/Amortization of acquired intangible assets	—	(4,707)	(628)	—	(14,122)	(1,885)
Share-based compensation	(190)	(411)	(55)	(426)	(1,187)	(158)

GAAP gross profit	201,101	315,867	42,156	570,536	867,651	115,798
GAAP gross margin	55.7%	55.1%	55.1%	55.0%	55.7%	55.7%